EXHIBIT 21

SUBSIDIARIES

Name of Subsidiary	State of Incorporation

Granite City — Arkansas, Inc.	Arkansas
Granite City — Orland Park, Inc.	Illinois
Granite City — Rockford, Inc.	Illinois
Granite City — Peoria, Inc.	Illinois
Granite City of Indiana, Inc.	Indiana
Granite City of Kansas Ltd.	Kansas
Granite City Restaurant Operations, Inc.	Minnesota
Granite City — Creve Coeur, Inc.	Missouri
Granite City of Ohio, Inc.	Ohio